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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM N-6F/A

                              AMENDMENT NO. 1 TO
      NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                      OF THE INVESTMENT COMPANY ACT OF 1940

    The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name: Horizon Technology Funding Company LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

      76 Batterson Park Road
      Farmington, CT 06032

Telephone Number (including area code): 860-676-8654

Name and address of agent for service of process:

      Robert D. Pomeroy, Jr.
      Chief Executive Officer
      Horizon Technology Funding Company LLC
      76 Batterson Park Road
      Farmington, CT 06032

     The undersigned company (the "Company") hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to section 55 through 65 of the Act within ninety days of this filing. The Company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

     This Amendment No. 1 to the Company's Form N-6F filed on December 21, 2005 is necessary because of delays in the completion of the audits of the Company's financial statements, which delays were unforeseen at the time of the original filing.

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                                    SIGNATURES

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the Town of Farmington and the State of Connecticut on the 17th day of March 2006.

[SEAL]                                 Horizon Technology Funding Company LLC


                                       /s/ Robert D. Pomeroy, Jr.
                                       ------------------------------------
                                       By: Robert D. Pomeroy, Jr.
                                       Title: Chief Executive Officer


Attest: /s/ Gerald A. Michaud
        -------------------------------
By: Gerald A. Michaud
Title: President and Chief Operating Officer